2300 N Street NW Washington, DC 20037-1122	Tel 202.663.8000 Fax 202.663.8007 www.pillsburylaw.com

July 28, 2006

By EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Steven Jacobs
Kelly McCusker

Re:	Federal Realty Investment Trust
Form 10-K for the year ended December 31, 2005 (the “Form 10-K”)
File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated July 14, 2006 providing comments relating to the Company’s Form 10-K. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2005

Note 1. Summary of Significant Accounting Policies, page F-10

1. We note your response to our prior comment 3. Please advise us why you have chosen to allocate certain costs, such as real estate taxes, based upon an area method and other costs based upon total direct construction costs. Please tell us how you considered the guidance in paragraph 11 of SFAS 67 and quantify how an allocation of all costs based upon relative sizes would have impacted your financial statements on a historical basis.

Company Response: Your initial comment referred to the Company’s Santana Row development located in San Jose, CA. Accordingly, this response specifically addresses the application of this accounting policy to Santana Row.

The Company’s original development plan for Santana Row was completed in 2001 following the acquisition of 40.7 acres of property in San Jose and the receipt of entitlements to build 680,000 square feet of retail space, 1,201 residential units and two hotels on such property. In order to maximize value, the Company determined that the land would be best used as a “mixed-use” development consisting ultimately of approximately 15 parcels with ground floor retail space along a central artery and residential units constructed both above the retail and on other parcels on the site. The original development plan called for a number of development phases with “Phase I” being the initial and primary mixed-use development consisting of 460,000 square feet of retail space, 510 residential units and one hotel.

Securities and Exchange Commission

July 28, 2006

In late 2001, the Company performed a review of the applicable accounting literature to determine the most appropriate generally accepted accounting methodology for allocating the development costs to each parcel identified and building initially planned within Santana Row. The Company considered the applicable project costs, direct costs, indirect costs, amenities and infrastructure costs. The literature reviewed included:

•	SFAS No. 67;

•	SFAS No. 91;

•	EITF 00-02; and

•	“Accounting for Various Real Estate Transactions by Real Estate and Non-Real Estate Entities,” as prepared by Arthur Andersen (“AA”).

The analysis performed and conclusions reached included the following:

“SFAS 67 states that capitalizable costs should be allocated to components of a project based on specific identification with the remaining costs allocated using relative value or, less desirable, based on an area method. Per Chapter 3, paragraph 11-3 of AA’s Accounting for Various Real Estate Transactions by Real Estate and Non-Real Estate Entities, the area method should only be used if: (1) the value of each unit is about the same or if the value differences are directly proportional only to size, (2) the allocation is not materially different from that determined using the relative value method, or (3) in very rare situations where the relative value method and specific identification methods are impractical.

“AA concludes that capitalizable costs should first be specifically allocated where possible. Since the value or ROC [Return on Cost] of the buildings within a phase varies, allocating the remaining capitalizable costs within a phase based on square feet would be inappropriate. Therefore, the remaining capitalizable costs should be allocated within a phase based on the relative stabilized NOI [Net Operating Income] of a building calculated as (Stabilized NOI for Building X / Stabilized NOI for Phase I.

“AA concludes that using stabilized NOI rather than ROC is the appropriate allocation methodology under paragraph 11 of SFAS 67 as (1) NOI is the primary driver of value of an income producing real estate asset (hence relative value is achieved) (2) stabilized NOI is estimable and (3) using ROC would result in different relative values for buildings within a phase.”

The allocation method used by the Company at Santana Row was as follows:

•	Land and Predevelopment Costs: Allocated to each parcel based on area, with no allocation to common area amenities, on the basis that prior to site planning, the value is directly proportional to size;

•	Common Development Costs: Allocated to each newly constructed building in Phase I (considering residential and retail separately) based on relative stabilized NOI.

Securities and Exchange Commission

July 28, 2006

The Company maintains its belief, after additional consideration of SFAS No. 67, that the methodology used to allocate the development costs of Santana Row was appropriate. When possible, direct construction costs were recorded to a specific parcel within Santana Row. Land-related predevelopment costs, including related real estate taxes, were allocated to parcels based on area. Direct costs of Phase I not specifically identifiable to a building were allocated to the buildings within Phase I based on relative expected NOI. Furthermore, while the literature allows for several different methods of allocating the development costs, the Company believes that no alternative allocation method would be more appropriate.

Management strongly believes that an allocation methodology solely using area is inappropriate because the value of retail square footage is materially higher than the value of residential square footage. Nonetheless, in response to your comment, we note that an allocation of all costs based upon relative sizes would have increased the value of our residential buildings by approximately $14 million with a corresponding offset in the value of the retail assets. In addition, our net income in 2004 (when Santana Row was fully placed in service) would have been lower by approximately $100,000 related to a change in depreciation and our net income in 2005 would have been lower by approximately $12 million as a result of both the change in depreciation of $100,000 and the decreased gains from the sale of residential units of approximately $12 million.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration of these matters,

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust

Richard LaFleur, Grant Thornton